

December 27, 2012

Via Facsimile
Phillip G. Norton
Chairman of the Board, President
        and Chief Executive Officer
*e*Plus inc.
13595 Dulles Technology Drive
Herndon, VA 20171-3413

> **Re:** ***e*Plus inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed on June 14, 2012**
> **File No. 001-34167**

Dear Mr. Norton:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Restatement, page 26

1. We note that you have restated all the periods included within your selected financial data. Please tell us whether the financial statements for fiscal years ending 2009 and 2008 were re-audited. Please advise.

2. Please describe the reasons for changing your revenue presentation from gross to net. In this regard, explain why you previously believed that you were the primary obligor when

a "third-party is responsible for the day to day provision of services under the contract." Please advise.

Liquidity and Capital Resources

Cash flows from operating activities, page 38

3. We note the increase in your accounts receivable of $50.4 million during the year ended March 31, 2012. Please explain and quantify the factors that caused accounts receivable to increase at a rate of over 40% when total revenues for the year ended March 31, 2012 increased at a rate of approximately 15%. Tell us whether your payment terms have changed and whether your collections have slowed. In this regard, tell us what consideration you gave to disclosing these factors within your liquidity discussion. As an example, please consider revising to disclose the days' sales outstanding at each balance sheet date and the impact it has on your cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief